CHYRON CORPORATION
                                                        5 HUB DRIVE
                                                        MELVILLE, NEW YORK 11747


VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Attention: Mr. Don Hunt

     Re:  CHYRON CORPORATION
          AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1,
          FILE NO. 333-86424
          ------------------------------------------------------

Dear Mr. Hunt:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), Chyron Corporation, a New York corporation (the "Registrant"), hereby applies for withdrawal of Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-86424) (the "Registration Statement"). Amendment No. 1 to the Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 18, 2002.

     The Registrant is withdrawing Amendment No. 1 to its Registration Statement because it has determined that the proposed public offering was not in its best interests. No securities have been sold in connection with the offering described in Amendment No. 1 to the Registration Statement.

     Accordingly, we request that the Commission issue an order granting the withdrawal of Amendment No. 1 to the Registration Statement as soon as possible. Please do not hesitate to contact the undersigned with any questions you may have at (631) 845-2011.

                                         Very truly yours,

                                         /s/ Jerry Kieliszak

                                         Jerry Kieliszak
                                         Senior Vice President and
                                         Chief Financial Officer

cc: Robert S. Matlin, Esq.